Filed pursuant to Rule 497(a)
File No. 333-259996
Rule 482 ad

50 Easy Ways You Could Make Extra Money This Month

By The Penny Hoarder Staff



If you needed extra money, like, yesterday, you've come to the right spot.

Our team has compiled a list of creative opportunities. Certainly, there's something here that fits your needs.

This is a long list, so don't get overwhelmed. Go ahead, you can start now, but be sure to bookmark this post so you can easily return later. We'll keep it updated as offers change or expire.

Without further delay, here are 50 money opportunities:

A 7.49% Annualized Distribution Rate with as Little as $10? Go on…

Cash flow is king, or so the famous saying goes.

Creating multiple streams of passive income is a strategy utilized by many successful investors. According to one survey, **65% of self-made millionaires have at least three sources of income**.

But with interest rates beginning to wane, it's increasingly difficult to find dependable and attractive income-generating investments. Especially if you want to avoid massive minimums and inflexible lock-ins.

That may explain why the **Fundrise Income Fund** has quickly become so popular with income-focused investors. The Income Fund features:

- Consistency: Quarterly dividend distribution schedule
- Passive Income: 7.49% annualized distribution rate*
- Liquidity: No-penalty liquidity options
- **Diversification: $575+ million portfolio of income-focused assets**

And most importantly, the Income Fund is designed for investors just like you. You can start investing in minutes and with as little as $10.

Put your money to work with the **Fundrise Income Fund** today.

Disclaimer

The annualized distribution rate of 7.49% is derived by annualizing the current month's distribution without compounding and dividing by the net asset value per share from the prior month. The current distribution rate shown may be rounded. The distribution rate will fluctuate and current performance may be lower or higher than the performance data quoted. This is a paid advertisement. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Income Fund before investing. This and other information can be found in the Fund's prospectus. Read them carefully before investing.